Exhibit 8.0

Emerald Health Therapeutics, Inc.

Significant Subsidiaries of the Registrant

Subsidiary Name	Jurisdiction of Incorporation
Emerald Health Therapeutics Canada Inc.	British Columbia
Avalite Sciences Inc.	British Columbia
Verdélite Sciences, Inc.	Canada
Verdélite Property Holdings, Inc.	Quebec
Emerald Health Naturals, Inc.	British Columbia
Pure Sunfarms Corp.	British Columbia